SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 3)

United Rentals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

911363109

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,297,184 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,297,184 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,297,184 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 880,649 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 880,649 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,649 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,177,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,177,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,177,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 supplements and amends the Statement on Schedule 13D jointly filed on January 8, 1999, as amended and supplemented by Amendment No. 1 thereto filed on October 30, 2001, as amended and supplemented by Amendment No. 2 thereto filed on March 4, 2003 by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership, (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands, (iii) Apollo Advisors IV, L.P., a Delaware limited partnership, and (iv) Apollo Management IV, L.P., a Delaware limited partnership, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of United Rentals, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on January 8, 1999, Amendment No. 1 thereto filed on October 30, 2001 or Amendment No. 2 thereto filed on March 4, 2003, as applicable.

Responses to each item of this Amendment No. 3 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

Item 2.           Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D is filed jointly by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”, and together with AIF IV, the “Apollo Funds”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (iv) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), and (v) Apollo Management, L.P., a Delaware limited partnership (“Management”).  AIF IV, Overseas IV, Advisors IV, Management IV, and Management are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing partner of Overseas IV.  Management IV is principally engaged in the business of serving as the manager of each of the Apollo Funds.

Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), is the general partner of Advisors IV.  Capital Management IV is principally engaged in the business of serving as the general partner of Advisors IV.

On or about February 1, 2007, as a result of a corporate reorganization of the Apollo management entities and the formation of Apollo Management, Apollo Management became the managing general partner and a co-general partner of Management IV, and AIF IV Management, Inc., a Delaware corporation, previously the general partner of Management IV, became a co-general partner of Management IV.  AIF IV Management, Inc. is principally engaged in the business of serving as the co-general partner of Management IV.  Apollo Management is principally engaged in the business of serving as the co-general partner of Management IV and the manager of other Apollo management entities.

The address of the principal office of each of Capital Management IV and AIF IV Management, Inc. is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

Item 3.           Source and Amount of Funds or Other Consideration

Item 4.           Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 22, 2007, the Issuer announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RAM Holdings, Inc. (“Parent”) and RAM Acquisition Corp. (“MergerSub”), pursuant to which MergerSub would be merged with and into the Issuer and each share of Common Stock, including the shares owned by the Apollo Funds, would be converted into the right to receive $34.50 per share in cash.  Each share of Perpetual Convertible Preferred Stock, Series C (“Series C Preferred Stock”) would be converted into the right to receive $1,000 (the “Liquidation Preference”) plus an amount equal to 6.25% per annum of the Liquidation Preference compounded annually from January 7, 1999 to and including the closing of the merger (the “Closing Date”).  Each share of Class D-1 Perpetual Convertible Preferred Stock (“D-1 Preferred Stock”) would be converted into the right to receive the Liquidation Preference plus an amount equal to 6.25% per annum of the Liquidation Preference compounded annually from September 30, 1999 to and including the Closing Date.

Concurrently with the execution of the Merger Agreement, the Apollo Funds entered into a voting agreement (the “Voting Agreement”) with Parent, MergerSub and certain other stockholders whereby the Apollo Funds agreed, among other things, to vote all of the shares held by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, and against any proposal to acquire by merger or otherwise greater than 25% of the assets or of any class of shares of the capital stock of the Company, and not to sell, assign, transfer, pledge, encumber or otherwise dispose of their Shares without the prior written consent of the Parent, except that the Apollo Funds may convert their shares of Series C Preferred Stock and D-1 Preferred Stock into Common Stock.  In addition, the Apollo Funds agreed to grant an irrevocable proxy to Parent and certain of Parent’s executive officers to vote the shares of Common Stock held by the Apollo Funds in accordance with the provisions of the Voting Agreement, solely in the event the Apollo Funds did not vote as agreed in the Voting Agreement.  The description of the Voting Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The Apollo Funds own of record an aggregate of 1,844,500 shares of Common Stock of the Company, including 616,200 shares purchased in ordinary market transactions between March 5, 2003 and April 28, 2003, 300,000 shares of Series C Preferred Stock and 100,000 shares of D-1 Preferred Stock.  Each share of Series C Preferred Stock is initially convertible into 40 shares of Common Stock and each share of D-1 Preferred Stock is initially convertible into 33-1/3 shares of Common Stock.  Assuming the conversion of all the shares of D-1 Preferred Stock and Series C Preferred Stock, as of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 17,177,833 shares of Common Stock, which constitutes approximately 21.0% of the outstanding shares of Common Stock of the Issuer.

 (a)          See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 81,663,125 outstanding shares of Common Stock of the Issuer, as reported in its Report on Form 10-Q filed with the SEC on May 2, 2007.

(b)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the response to Item 4 of this Schedule 13D, which is hereby incorporated into this Item 6 by reference.

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:                                                Voting Agreement dated as of July 22, 2007, by and among the Issuer, Parent, MergerSub, the Apollo Funds and J.P. Morgan Partners (BHCA), L.P. (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 24, 2007).

Exhibit 2:                                                Joint Filing Agreement dated as of July 25, 2007, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: July 25, 2007	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: July 25, 2007	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: July 25, 2007	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: July 25, 2007	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: July 25, 2007	APOLLO MANAGEMENT, L.P.

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Apollo Management, AIF IV Management, Inc. and Capital Management IV.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 3 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Apollo Management, AIF IV Management, Inc. and Capital Management IV are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Apollo Management, AIF IV Management, Inc., Capital Management IV and other related investment managers.  Mr. Black is also a founding principal and Messrs. Harris and Rowan are also principals of Apollo Advisors, L.P. and its successive and affiliated investment managers, including Advisors IV, with respect to the Apollo investment funds.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.